EXHIBIT 99.1

Energys Group Limited Announces Acquisitions

BILLINGSHURST, UNITED KINGDOM, August 24, 2026 (GlobeNewswire) – Energys Group Limited (NASDAQ: ENGS) (“Energys Group” or the “Company”), a vertically integrated energy efficiency and decarbonization solutions provider for the built environment, is pleased to announce the acquisition by its wholly-owned subsidiary, Energys Group Limited (UK), of two of its key delivery and fulfillment partners, Cube Lighting and Design Limited (UK company number 10103283) (“Cube Lighting”) and Cube Solar Installations Limited (UK company number 15900699) (“Cube Solar”). The acquisitions were effective August 20, 2026.

The acquisitions bring together complementary expertise in energy-efficient lighting and solar technologies, further strengthening Energys Group’s capabilities and its commitment to helping organizations reduce energy consumption, control costs and meet their sustainability objectives. The addition of Cube Lighting and Cube Solar to the Energys Group will create new opportunities to share expertise, broaden our services and deliver greater value to customers.

Kevin Cox, CEO of the Company said “We are delighted to welcome the Cube Lighting and Cube Solar teams, customers and partners to Energys Group. We look forward to working together and building on the strengths of all three businesses. This further vertical integration of our offerings strengthens our delivery capabilities whilst improving margins and puts Energys Group in a strong position to serve the growing energy reduction and renewables market in the UK.”

Haley Roberts, Director of Cube Lighting, said “I am incredibly proud to see Cube Lighting and Cube Solar join the Energys family. This acquisition marks a huge milestone for our team, clients and industry. Energys shares our core values and brings the scale needed to support our growing companies.”

About Energys Group

Founded in 1998 as an energy conservation consultancy, Energys Group has since transitioned into a vertically integrated energy efficiency and decarbonisation solutions provider for the built environment. Serving organisations from both the private and public sectors, including schools, universities, hospitals and offices primarily in the UK, the Company’s vision is to deliver innovative solutions that reduce carbon emissions, lower costs and support the Net Zero agenda – alongside improving the wellbeing of building users within the built environment. For more information about Energys Group, see www.energysgroup.com

About Cube Lighting and Cube Solar

Cube Lighting is a specialist project delivery business with a focus on LED lighting and de-carbonisation. It offers compliant and expert lighting installation nationwide for both the private and public sectors.

Cube Solar is a dedicated solar PV, solar canopy and battery storage turnkey business. Boasting an expert in-house electrical design team, surveyors and installers for nationwide projects, Cube Solar has recently been involved in the delivery of a major program of works in the education sector.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For more information, please contact:

Energys Group Limited – Investor Relations

Phone: +44 1403 786212

Email: investorrelations@energysgroup.com